Exhibit 99.1

Obsidian Energy Provides Update on Impact of Alberta Wildfires

CALGARY, May 16, 2023 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) provides an update on operations and employees impacted by recent Alberta wildfires.

We continue to monitor the ongoing wildfire situation in Alberta as the protection and safety of our people, local communities, and the environment are of the highest priority. Resulting from further developments with the wildfires, we took the Peace River area fields at Seal, Walrus and Nampa offline on May 12th and shut-in the Peace River Harmon Valley South field on May 14th as a precautionary measure. The Harmon Valley South field is being restarted today as the wildfire threat has moved away from the vicinity. Approximately 1,200 boe/d of production in Peace River will remain temporarily curtailed until the remaining wildfire threat has subsided.

We were able to restore 2,500 boe/d of production in Pembina over the last few days, leaving 8,500 boe/d offline in the area. In total, approximately 9,700 boe/d of production is currently curtailed across Peace River and Pembina due to wildfires. To our knowledge, there has been no damage to the Company’s key assets or infrastructure. The Company will continue to closely monitor the situation as it evolves and provide an update when appropriate.

We continue to support local officials, regulators, and industry partners in the response to the wildfires. We would like to thank our staff, industry partners and emergency responders for their ongoing and tireless work to protect our communities. Our thoughts are with our employees, their families, and our neighbors during this difficult time.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will continue to monitor the situation and provide an update when appropriate; our plans for when shut-in production can be restarted; and that we will continue to support local officials, regulators, and industry partners in the response to the wildfires.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: our ability to restart production; that there has been no damage to key assets and infrastructure; that we are able to monitor the situation by getting accurate and timely information; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to conduct an investigation to better understand the situation; and our ability to obtain equipment and staffing in a timely manner to carry out plans and the costs thereof.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: whether the Company will receive timely and accurate information regarding the wildfires; that there is damage to the Company’s key assets and infrastructure; that production will be shut-in longer than expected or have to be shut-in again as wildfires return; whether the Company is in compliance with all regulatory requirements; the possibility that we change our 2023 capital plans in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; and unanticipated operating events or environmental events outside these wildfires that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wildfires and flooding in other areas). Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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